UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 29, 2021, Quoin Pharmaceuticals, Ltd., formerly known as Cellect Biotechnology Ltd. (the “Company”), furnished Form 6-K (“October 29 Form 6-K”) to the Securities and Exchange Commission (the “SEC”) announcing it had completed the business combination with Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021, by and among the Company, Quoin and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged with and into Quoin, with Quoin surviving as a wholly-owned subsidiary of the Company (the “Merger”). Immediately after completion of the Merger, the Company changed its name to “Quoin Pharmaceuticals, Ltd.”

The Company stated in its October 29 Form 6-K that:

(i)	Quoin’s audited financial statements for the year ended December 31, 2020 and the notes related thereto will be filed by amendment as soon as possible, but not later than January 11, 2022;
(ii)	Quoin’s unaudited interim financial statements for the six months ended June 30, 2021, and the notes related thereto, will be filed by amendment as soon as possible, but not later than January 11, 2022; and
(iii)	The Company’s unaudited pro forma condensed consolidated financial statements for the six months ended June 30, 2021 and for the year ended December 31, 2020 and the notes related thereto, will be filed by amendment as soon as possible, but not later than January 11, 2022.

This Form 6-K is furnished to the SEC to provide or incorporate by reference, as applicable, the financial statements and pro forma financial information referred to in the Company’s October 29 Form 6-K.

Quoin’s Audited Financial Statements for the Year Ended December 31, 2020

Quoin’s audited financial statements for the year ended December 31, 2020 and the notes related thereto were included on pages F-33 – F-53 of Exhibit 99.2 to Form 6-K furnished to the SEC on August 13, 2021 and are incorporated herein by reference.

Quoin’s Unaudited Interim Financial Statements for the Six Months Ended June 30, 2021

Quoin’s unaudited interim financial statements for the six months ended June 30, 2021, and the notes related thereto were included as Exhibit 99.1 to Form 6-K furnished to the SEC on November 23, 2021 and are incorporated herein by reference.

The Company’s Unaudited Pro Forma Condensed Consolidated Financial Statements

The Company’s unaudited pro forma condensed consolidated financial statements for the six months ended June 30, 2021 and for the year ended December 31, 2020 and the notes related thereto are attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Company’s pro forma financial information included in this Form 6-K has been presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Company will experience after the Merger.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
23.1	Consent of Friedman LLP
99.1	Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company as of June 30, 2021, for the six months ended June 30, 2021 and for the year ended December 31, 2020 and the notes related thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer